UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 54646/October 24, 2006

ADMINISTRATIVE PROCEEDING
File No. 3-12380

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In the Matter of   :
                                                            :
DIGITAL TRANSMISSION SYSTEMS, INC.,   :   ORDER MAKING FINDINGS
MICROBEST, INC.,   :   AND REVOKING REGISTRATION
MIDWAY AIRLINES CORP.,   :   BY DEFAULT AGAINST NEOMETRIX
NEOMETRIX TECHNOLOGY   :   TECHNOLOGY GROUP, INC.
     GROUP, INC., and   :
WESTERN PACIFIC AIRLINES, INC.   :

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        The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on July 26, 2006, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). Respondent Neometrix Technology Group, Inc. (Neometrix), was served with the OIP on July 28, 2006, and it filed an Answer on August 7, 2006.[1] A hearing is currently scheduled for October 26, 2006.

        At a prehearing conference on October 19 and in its motion for continuance the same day, Neometrix, through counsel, advised that because its auditor recently resigned, it would be unable to successfully defend the proceeding against it at the October 26 hearing. Consequently, at the prehearing conference and in an Order issued on October 20, I ordered Neometrix to show cause by October 23 why it should not be held in default and why it should not have the registration of its securities revoked for failing to defend the proceeding against it, pursuant to Rule 155(a) of the Commission's Rules of Practice.   In the meantime, the Division of Enforcement filed a proposed default order against Neometrix requesting revocation of its registered securities with the Commission.

        On October 23, Neometrix filed its response to the show cause order.   Therein, Neometrix acknowledges that it has not filed its periodic reports as required by the Exchange Act. Mainly, it cites the resignation of its president, a severe liquidity crisis, and its period in bankruptcy as reasons for the delinquency. In its response, Neometrix again represents that because the auditor it engaged to help bring the company into reporting compliance has terminated his engagement to audit the company's financial statements for the past three years, it

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[1] Previously, orders of default were entered against Digital Transmission Systems, Inc., Microbest, Inc., Midway Airlines Corp., and Western Pacific Airlines, Inc., which revoked the registrations of each class of their registered securities with the Commission. Digital Transmission, Systems, Inc., Exchange Act Release No. 54439 (Sept. 14, 2006).

will now be unable to engage replacement auditors in time for the hearing. As a result, Neometrix renews its belief that it will be unable to successfully defend the proceeding and unable to show cause as required in the October 20 Order.

Pursuant to Rules 155(a) and 220(f) of the Commission's Rules of Practice, Neometrix is in default for failing to defend the proceeding against it. Accordingly, the following allegations in the OIP are deemed to be true as to it.

Neometrix (CIK No. 1059137) is a void Delaware corporation located in Lutz, Florida, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Neometrix is delinquent in its periodic filings with the Commission, having not filed a periodic report since it filed a Form 10-QSB for the period ended July 31, 2004, which reported that the company had a net loss from operations of $1.6 million for the prior nine months. As of June 2, 2006, the company's common stock (symbol: NMTX) was quoted on the over-the-counter stock-quotation system operated by Pink Sheets LLC, had six market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

Neometrix has repeatedly failed to meet its obligations to file timely periodic reports, and failed, in whole or in part, to heed delinquency letters sent to it by the Commission's Division of Corporation Finance requesting compliance with the company's periodic filing obligations or, through the company's failure to maintain a valid address on file with the Commission, did not receive such letters.

Exchange Act Section 13(a) and the rules thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports on Forms 10-K or 10-KSB, and Exchange Rule 13a-13 requires issuers to file quarterly reports on Forms 10-Q or 10-QSB. As a result of the foregoing, Neometrix failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

In view of the above, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Neometrix.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Neometrix Technology Group, Inc., is hereby REVOKED.[2]

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Lillian A. McEwen
Administrative Law Judge

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[2] An order canceling the October 26, 2006, hearing will follow.